ZURICH

RECEIVED

2008 AUG -4 A 9:37

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

[redacted]

08004188

Your reference File No. 82-5089
Our reference UM / BC
Date July 29, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich appoints Theo Bouts as Chief Operating Officer of Global Life" dated July 29, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
AUG 12 2008
THOMSON REUTERS

Enclosure

dw 8/11

46674-05

News Release

Zurich appoints Theo Bouts as Chief Operating Officer of Global Life

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, July 29, 2008 – Zurich Financial Services Group (Zurich) announced today that Theo Bouts will succeed Thomas Buess, who has decided to pursue new opportunities outside Zurich. Mr. Bouts, currently Chief Executive Officer (CEO) of the European Direct Business and Partnership unit of Zurich, will begin to transition into the role of Chief Operating Officer (COO) of Global Life over a period of several weeks starting August 1, 2008.

In his new role, Mr. Bouts will focus on implementing the strategy of Global Life in the areas of operational transformation and platform convergence. He brings extensive experience to the new role. He joined Zurich as COO for the Europe General Insurance business division (EGI) in June 2005. Mr. Bouts took on his current position in July last year and was responsible for the introduction of Zurich Connect, Zurich's pan-European direct insurance proposition. Direct distribution remains a key growth area as part of Zurich's multi-channel distribution strategy such that in the short-term Mr. Bouts will continue to oversee the business to ensure a smooth transition until his successor has been named.

"This internal appointment affirms once more the strength of our internal global talent and we wish Theo all the best for his endeavors", said Mario Greco, CEO of Global Life.

After more than 14 years of dedicated service to Zurich, its employees, its shareholders and its customers, Mr. Buess decided to pursue new opportunities outside the company. He joined Zurich in 1994 and served in a number of senior financial roles for our Swiss and North American operations before becoming Group Chief Financial Officer (CFO), and joining the Group Management Board, in early 2002. In spring of 2003,

Mr. Buess was seconded to develop strategic options for the Life Insurance business. He was appointed Global Life's Chief Operating Officer in 2004.

In his role as COO, Mr. Buess led operational transformation and has driven various initiatives that have successfully improved the performance and operational excellence of Global Life. Most recently he led the program office in development of the strategy for the Life business.

"We thank Thomas for the significant contribution he has made to Zurich: First in leading our financial functions and, more recently, by playing a crucial role in our Life Business as a major contributor to Zurich's overall result," said Mario Greco, CEO Global Life.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END